Londax Corp.

Puces iela 47, Riga

Latvia LV-1082

+372 712 1419

londaxcorp@protonmail.com

December 21, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:

Ms. Mariam Mansaray

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:

Londax Corp.

Registration Statement on Form S-1

Filed August 22, 2023

File No. 333-274140

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Londax Corp. (the " Registrant ") hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-274140), as amended (the “Registration Statement”), so that it may become effective at 12:00 p.m. Eastern Daylight Time on December 29, 2023, or as soon as practicable thereafter.

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Per: /s/ Olegs Pavlovs

___________________

Olegs Pavlovs

President & C.E.O.